UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2026

Caroline Beasley
Chief Executive Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103

Re: Beasley Broadcast Group, Inc.
Registration Statement on Form S-3
Filed May 15, 2026
File No. 333-295967

Dear Caroline Beasley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Miller